Exhibit 3.0

AMENDMENT NO. 1 TO THE RESTATED BYLAWS

OF

J. B. HUNT TRANSPORT SERVICES INC.

ADOPTED ON FEBRUARY  27, 2008

ARTICLE II  —  BOARD OF DIRECTORS shall be amended in its entirety to read as follows:

2.1  Number, Term and Qualifications.  The number of directors which shall constitute the whole board shall be not less than three (3) and not more than twelve (12), and shall be determined by the Board of Directors.  Only persons who shall accept such positions and agree to perform the duties incumbent upon them as provided by these Bylaws and the laws of this State, shall serve as directors.  No person shall serve as a director unless he shall have attained a majority under the laws of this State and no person shall be eligible to stand for election or be elected to fill a vacancy if they are seventy-two years old or older.  Each Director shall hold office for the term for which he is elected or until his successor shall have been elected and qualified. Directors need not be residents of Arkansas.  Beginning in 2009 all directors shall be elected to one year terms.  This Bylaw change shall not affect or shorten the current terms of any directors.